SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                      AVID TECHNOLOGY, INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            05367P100
                         (CUSIP Number)

                         Peter N. Detkin
        Acting General Counsel and Director of Litigation
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 26, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Schedule 13D         Page 2 of 13 Pages

1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    94-1672743
     PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS          [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             1,552,632
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        1,552,632
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH   1,552,632
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          6.75%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

                          Schedule 13D         Page 3 of 13 Pages

Item 1.   Security and Issuer.

          (a)    Name and Address of Principal Executive Offices
                 of Issuer:
                 Avid Technology, Inc.
                 Metropolitan Technology Park
                 One Park West
                 Tewksbury, Massachusetts  01878

          (b)    Title and Class of        Common Stock
                 Equity Securities:

Item 2.   Identity and Background.

          (a)    Name of Person Filing:    Intel Corporation

                                           The executive
                                           officers and
                                           directors of Intel
                                           Corporation are set
                                           forth on Appendix A
                                           hereto.

          (b)    State of Incorporation:   Delaware

          (c)    Principal Business:       Manufacturer of
                                           microcomputer
                                           components, modules
                                           and systems

          (d)    Address of Principal Business and Principal
                 Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (e)    Criminal Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (f)    Civil Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State

                          Schedule 13D         Page 4 of 13 Pages

                 securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Funds for the purchase of the securities are derived from the Reporting Person's working capital.
          $14,750,004 was paid to acquire 1,552,632 shares of Common Stock of the Issuer.

Item 4.   Purpose of the Transaction.

          The Reporting Person acquired the Common Stock as an investment and in connection with a Software and Hardware Development, License and Distribution Agreement between the Issuer and the Reporting Person pursuant to which (i) the Issuer and Reporting Person will collaborate to allow the Issuer to modify its products to work or personal computers using Intel architecture microprocessors and to advance the state of video technology on such computers by exchanges of information concerning technology and (ii) certain licenses will be provided relating to resale of certain products.

Item 5.   Interests in Securities of the Issuer.

          (a)    Number of Shares
                 Beneficially Owned:     1,552,632 shares

                 Percent of Class:       6.75% (based upon
                                         23,003,526 shares of
                                         common stock
                                         outstanding, determined
                                         from representations
                                         made by the Issuer to
                                         the Reporting Person in
                                         connection with the
                                         closing under the
                                         Purchase Agreement (as
                                         defined below)

          (b)    Sole Power to Vote,
                 Direct the Vote of, or  1,552,632 shares
                 Dispose of Shares:

                 Shared Power to Vote,
                 Direct the Vote of, or  None
                 Dispose of Shares:

          (c)    Recent Transactions:

                 On March 26, 1997, pursuant to the terms of that certain Common Stock Purchase Agreement dated as of March 22, 1997 (the "Purchase Agreement"), the Reporting Person purchased 1,552,632 newly issued shares of Common Stock of the Issuer at a price per share of $9.50.

                          Schedule 13D         Page 5 of 13 Pages

                 See the Purchase Agreement filed as an Exhibit hereto, for additional details.

          (d)    Rights with Respect to Dividends or
                 Sales Proceeds:                         N/A

          (e)    Date of Cessation of Five Percent
                 Beneficial Ownership:                   N/A

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

          Pursuant to the Investor Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of the Common Stock that the Reporting Person owns, pursuant to a registration statement to be maintained effective for the benefit of the Reporting Person (b) participation in future sales and issuances of securities by the Issuer, (c) a representative of the Reporting Person to observe board of director meetings in a nonvoting capacity. The Reporting Person has certain standstill obligations relating to its acquisition of shares of Common Stock of the Issuer and certain restrictions on its voting rights. The Purchase Agreement also contains certain restrictions on transfer of the Common Stock by the Reporting Person. See the Investor Rights Agreement, attached as an Exhibit hereto, for a further description of these provisions.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1    Avid Technology, Inc. Common Stock
                       Purchase Agreement dated as of March 22,
                       1997, between Avid Technology, Inc. and
                       Intel Corporation.

          Exhibit 2    Avid Technology, Inc. Investor Rights
                       Agreement dated as of March 22, 1997,
                       between Avid Technology, Inc. and Intel
                       Corporation.

          Exhibit 3    Press Release of Avid Technology, Inc.
                       dated March 24, 1997.

          Exhibit 4    Signature Authority

                          Schedule 13D         Page 6 of 13 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 4, 1997.

                                 INTEL CORPORATION

                                 By:  /s/Peter N. Detkin
                                      Peter N. Detkin
                                      Acting General Counsel
                                      and Director of Litigation


                          Schedule 13D         Page 7 of 13 Pages


                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President and Chief Operating
Occupation:       Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization on
which employment
is conducted:

                          Schedule 13D         Page 8 of 13 Pages

Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:

Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization on
which employment
is conducted:


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Intel Corporation
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:

                          Schedule 13D         Page 9 of 13 Pages

Name:             Max Palevsky

Business          924 Westwood Boulevard, Suite 700, Los Angeles
Address:          CA 90024

Principal         Industrialist
Occupation:

Name, principal   Self-employed.
business and
address of
corporation or
other
organization on
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization on
which employment
is conducted:


Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization on
which employment
is conducted:

                          Schedule 13D        Page 10 of 13 Pages

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization on
which employment
is conducted:


Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization on
which employment
is conducted:

                          Schedule 13D        Page 11 of 13 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:       Frank C. Gill
Title:      Executive Vice President; General Manager, Internet
            and Communications Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Paul S. Otellini
Title:      Executive Vice President; Director, Sales and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President; General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President; General Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice President; General Manager, Desktop Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice President, General Manager, Desktop Products
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       John H. F. Miner
Title:      Vice President, General Manager, Enterprise Server
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Stephen P. Nachtsheim
Title:      Vice President; General Manager, Mobile/Handheld
            Products Group

                          Schedule 13D        Page 12 of 13 Pages

Name:       Ronald J. Smith
Title:      Vice President, General Manager, Computing
            Enhancement Group


                          Schedule 13D        Page 13 of 13 Pages

                          EXHIBIT INDEX

                                                    Sequentially
                                                      Numbered
Exhibit No.  Document                                    Page

Exhibit 1    Avid Technology, Inc. Common Stock
             Purchase Agreement dated as of March
             22, 1997, between Avid Technology,
             Inc. and Intel Corporation.

Exhibit 2    Avid Technology, Inc. Investor
             Rights Agreement dated as of March
             22, 1997, between Avid Technology,
             Inc. and Intel Corporation.

Exhibit 3    Press Release of Avid Technology,
             Inc. dated March 24, 1997.

Exhibit 4    Signature Authority